SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2005

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Documents Included as Part of this Report

No.	Document

1.	Press Release dated May 10, 2005

2.	Interim Report to Shareholders for the Three Months ended March 31, 2005

TABLE OF CONTENTS

SIGNATURES

NEWS RELEASE

For Immediate Release
Tuesday, May 10, 2005
AINSWORTH LUMBER CO. LTD. (TSX:ANS)

AINSWORTH REPORTS STRONG EARNINGS IN THE FIRST QUARTER OF 2005

($ millions, except per share data)	Three months ended March 31
	2005	2004

Sales	345.6	190.6
Operating earnings	108.8	91.0
Foreign exchange loss on long-term debt	5.9	5.7
Net Income (loss)	55.1	(19.8)
Earnings (loss): $ per share	3.76	(1.36)
EBITDA (1)	133.5	104.4
Cash flow from operations (2)	15.1	45.0

(1) EBITDA, a non-GAAP financial measure, represents operating earnings before amortization of capital assets plus other income (expense).

(2) Cash provided by operations after changes in non-cash working capital.

Vancouver, British Columbia – Ainsworth Lumber Co. Ltd. (TSX: ANS) today reported its financial results for the quarter ended March 31, 2005.

The company generated net income of $55.1 million for the first quarter of 2005, compared to a net loss of $19.8 million for the same period in 2004. The increase in profitability is a result of a $17.8 million increase in operating earnings, a $100.0 million decrease in finance expense due to a one time refinancing charge of $106.2 million in 2004, a $5.4 million decrease in other income (expense), and a $34.7 million increase in income tax expense.

Operating earnings for the first three months were $108.8 million compared to $91.0 million for the same period in 2004, representing a 19.6% increase. First quarter sales of $345.6 million were $155.0 million or 81.3% higher than the first quarter of 2004. As a result of the acquisition of four oriented strand board (OSB) production facilities during 2004, OSB shipment volumes increased by 122.8% compared to the first quarter of 2004. Ainsworth’s per unit production costs increased by 21.6% as a direct result of increases in natural gas and oil prices and wood fibre costs.

EBITDA, defined as operating earnings before amortization of capital assets plus other income (expense), was $133.5 million compared to $104.4 million in the same period last year. While OSB production capacity and shipments increased significantly compared to the same period in 2004, the growth in operating earnings was dampened by the decline in OSB prices from the record levels experienced in 2004, combined with the overall increase in OSB production costs.

Cash provided by operations (after changes in non-cash working capital) during the quarter was $15.1 million compared to cash provided by operations of $45.0 million in the first quarter of 2004. During the quarter, non-cash working capital increased due to the seasonal build up of log inventories, and an increase in accounts receivable due to higher OSB shipment volume.

During the quarter the Company made a timber licence deposit of $36.2 million pursuant to an application for timber licences in the Prince George and the Quesnel timber supply areas, for approximately 1.4 million m3 of timber per year over a period of fifteen years. As part of the application for these timber licences, the Company is considering an opportunity to construct an OSB facility in these areas. No commitments to proceed with these plans have been made. At March 31, the Ministry of Forests had not granted the licences to the Company.

Ainsworth had a cash balance of $177.6 million at March 31, 2005 compared to $212.6 million at December 31, 2004 and $60.6 million at March 31, 2004.

Subsequent to March 31, 2005, the Company secured sufficient additional long-term timber tenure to permit the expansion of the Grande Prairie facility. The Company plans to commence construction in the second quarter of 2005. This expansion should provide an additional 600 mmsf (3/8” basis) of OSB production annually to the Company.

“We are very optimistic that the stable North American economy will continue to support housing starts and home renovations in the near term. Our increased production capacity has positioned us well for benefiting from a larger market share in the future, while developing economies of scale and searching for efficient ways of increasing production at out facilities”, said Brian Ainsworth, Chairman and Chief Executive Officer.

The company will hold a conference call at 8:30 A.M. PST (11:30 A.M. EST) on Wednesday, May 11, 2005 to discuss the company’s first quarter results. The dial-in phone number is 1-800-346-5998, Reservation #21246780. To access the post-view line, dial 1-800-558-5253, Reservation #21246780. This recording will be available until May 18, 2005.

Forward-looking statements in this news release relating to the Company’s expectations regarding OSB demand and pricing are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company’s products, future production volumes, efficiencies and operating cots, increases or decreases in the prices of the Company’s products, the Company’s future stability and growth prospects, the Company’s future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca

Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca

Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca

Robb Pelwecki
Treasurer
robb.pelwecki@ainsworth.ca

Gergana Kouzeva
Manager, Corporate Reporting
gergana.kouzeva@ainsworth.ca

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Balance Sheet
(In thousands of dollars)

	March 31	December 31
	2005	2004
	Unaudited	Audited
ASSETS
Current Assets
Cash and cash equivalents	$177,567	$212,624
Timber licence deposits (Note 3)	36,249	—
Accounts receivable, net of allowance for doubtful accounts of $313 (2004 - $320)	77,591	55,034
Inventories	125,300	87,582
Income taxes receivable	9,991	—
Prepaid expenses	7,682	8,349

	434,380	363,589

Capital Assets	922,824	926,204
Other Assets	48,881	47,702
Goodwill	102,970	103,516

	$1,509,055	$1,441,011

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$54,214	$42,973
Accrued liabilities	53,606	60,207
Income taxes payable	—	41,181
Current portion of long-term debt	231	274

	108,051	144,635
Reforestation Obligation	4,874	4,470
Long-term Debt	923,054	916,625
Future Income Taxes	106,622	74,949

	1,142,601	1,140,679

SHAREHOLDERS’ EQUITY
Capital stock	55,827	55,827
Cumulative translation adjustment	(23,235)	(34,237)
Retained earnings	333,862	278,742

	366,454	300,332

	$1,509,055	$1,441,011

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

Approved by the Board:

Catherine Ainsworth	Allen Ainsworth
DIRECTOR	DIRECTOR

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Operations and Retained Earnings
(In thousands of dollars, except per share data) Unaudited

	Three months ended March 31
	2005	2004
Sales (Note 1b)	$345,578	$190,632

Costs and Expenses
Costs of products sold (Note 1b)	204,458	86,218
Selling and administration	7,325	5,116
Amortization of capital assets	24,954	8,314

	236,737	99,648

Operating Earnings	108,841	90,984

Finance Expense
Interest charges	(16,250)	(10,388)
Amortization of finance charges	(1,224)	(861)
Loss on repurchase of long-term debt	—	(106,198)

	(17,474)	(117,447)

Other Income (Expense)	(297)	5,058
Foreign Exchange Loss on Long-term Debt	(5,893)	(5,682)

Income (Loss) Before Income Taxes	85,177	(27,087)
Income Tax Expense (Recovery)	30,057	(7,291)

Net Income (Loss)	55,120	(19,796)
Retained Earnings, Beginning of Period	278,742	118,563

Retained Earnings, End of Period	$333,862	$98,767

Basic and diluted (loss) earnings per share	$3.76	$(1.36)

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Cash Flows
(In thousands of dollars) Unaudited

	Three months ended March 31
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (loss)	$55,120	$(19,796)
Amounts not requiring an outlay of cash
Amortization of capital assets	24,954	8,314
Amortization of financing costs	840	472
Amortization of debt discount	380	144
Foreign exchange loss on long-term debt	5,893	5,682
Amortization of consent and commitment fees	4	245
Loss on repurchase of long-term debt	—	106,198
Non-cash stock-based compensation	—	2,640
Gain on disposal of capital assets	—	(11)
Change in non-current reforestation obligation	404	410
Future income taxes	31,677	(7,573)
Change in non-cash operating working capital	(104,184)	(51,738)

Cash (used in) provided by operating activities	15,088	44,987

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of long-term debt	—	281,148
Redemption of long-term debt	—	(451,305)
Financing costs	—	(5,995)
Decrease in capital lease obligations	(43)	(68)

Cash used in financing activities	(43)	(176,220)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to capital assets	(11,986)	(1,765)
Timber licence deposits	(36,249)	—
Increase in other assets	(1,867)	(501)
Proceeds on disposal of capital assets	—	14

Cash used in investing activities	(50,102)	(2,252)

NET CASH OUTFLOW	(35,057)	(133,485)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	212,624	194,054

CASH AND CASH EQUIVALENTS, END OF PERIOD	$177,567	$60,569

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month period ended March 31, 2005
(Unaudited)

1.	BASIS OF PRESENTATION

These interim unaudited consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2004. The Company’s accounting policies are in accordance with accounting principles generally accepted in Canada. These accounting policies are consistent with those outlined in the annual audited financial statements. In management’s opinion, these unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

a)	Consolidation

These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries and partnerships which include Ainsworth Engineered Corp., Ainsworth Engineered (USA), LLC, and Ainsworth Engineered Canada LP.

b)	Change in accounting presentation

The Company has presented freight and other distribution costs as part of costs of products sold in the statement of operations and reclassified prior period’s presentation accordingly. Previously these costs were presented as a reduction of sales in accordance with industry practice at the time. This change in accounting presentation was adopted in the second quarter of 2004. The effect of the change was to increase sales and cost of sales by $31.0 million for the three months ended March 31, 2005 (2004 – $15.9 million).

2.	AINSWORTH ENGINEERED CANADA LP

On January 3, 2005 Ainsworth Engineered Canada LP was created under a partnership agreement between Ainsworth Engineered Corp. and Ainsworth Lumber Co. Ltd., to continue the combined Canadian business activities of these companies.

Concurrent with this agreement, the Company authorized 5,000,000 Series 3 non-voting, redeemable, retractable preferred shares and issued 100,000 of these preferred shares to its wholly-owned subsidiary Ainsworth Engineered Corp. No other preferred shares are outstanding at March 31, 2005.

These transactions do not affect the Company’s consolidated borrowings, financial position or earnings.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month period ended March 31, 2005
(Unaudited)

3.	TIMBER LICENCE DEPOSITS

During the period the Company submitted an application for timber licences in the Prince George Timber Supply Area and the Quesnel Timber Supply Area, covering in aggregate approximately 1.4 million m3 of timber per year. Both licences are for a term of 15 years.

The Company was the successful bidder in both areas and is currently awaiting government approval of each application. At March 31, 2005 the Ministry of Forests had not granted the licences to the Company. Under the application agreements, until such time as the licences are granted, the $36.2 million in deposits will be held in trust.

As part of the applications for the timber licences, the Company is considering an opportunity to construct a timber processing facility in these timber supply areas. No commitments to proceed with these facilities have been made.

4.	SEGMENTED INFORMATION

The Company operates principally in Canada and the United States in one business segment, manufacturing wood panel products.

Sales attributed to countries based on location of customer are as follows:

	Sales
	Three Months ended March 31
	2005	2004
Canada	$30,443	$28,500
United States	306,642	150,632
Europe	3,320	2,400
Asia	5,173	9,100

Total	$345,578	$190,632

Capital assets attributed to the countries based on location are as follows:

	March 31	December 31
	2005	2004
Canada	$426,459	$433,424
United States	496,365	492,780

Total	$922,824	$926,204

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month period ended March 31, 2005
(Unaudited)

5.	BENEFIT PLANS

The expense for the Company’s retirement benefit plans is as follows:

	Three Months ended
	March 31
	2005	2004
Defined Benefit Plans	$687	$336
Contribution to Group RRSP Plans	312	325

Pension Expense	$999	$661

6.	SUBSEQUENT EVENT

Subsequent to March 31, 2005, the Company was successful in securing sufficient additional long-term timber tenure to permit the expansion of the Grande Prairie facility. The Company plans to commence construction of the facility in the second quarter of 2005. This expansion should provide an additional 600 mmsf (3/8” basis) annually of OSB production to the Company.

AINSWORTH LUMBER CO. LTD.
Other Information

	March 31, 2005	December 31, 2004
Selected Balance Sheet Items ($000’s)
Cash	$177,567	$212,624
Working capital	326,329	218,954
Total assets	1,509,055	1,441,011
Total debt	923,285	916,899
Shareholders’ equity	366,454	300,332

		Three Months ended March 31
		2005	2004
Reconciliation of Net Income (Loss) to EBITDA ($000’s)
Net Income (Loss)		$55,120	$(19,796)
Add:	Amortization of capital assets	24,954	8,314
	Finance expense	17,474	117,447
	Income tax expense (recovery)	30,057	(7,291)
	Foreign exchange loss on long-term debt	5,893	5,682

EBITDA {Note 1}		$133,498	$104,356

Product Sales ($000’s)
OSB		$318,531	$164,222
Plywood		23,704	22,805
Veneer		2,351	2,761
Chips		992	844

		$345,578	$190,632

Geographic Sales Distribution ($000’s)
Canada		$30,443	$28,500
USA		306,642	150,632
Europe		3,320	2,400
Asia		5,173	9,100

		$345,578	$190,632

Product Shipment Volumes
OSB	(msf-3/8”)	805,593	361,571
Plywood	(msf-3/8")	36,400	34,835
Veneer	(msf-3/8”)	10,599	10,701
Chips	(BDUs)	11,637	9,721

Production Volumes
OSB	(msf-3/8”)	808,024	346,271
Plywood	(msf-3/8")	37,454	37,500
Veneer	(msf-3/8”){Note 2}	94,871	50,099
Chips	(BDUs)	11,637	9,721

Note 1: EBITDA, a non-GAAP financial measure, is defined as operating earnings before amortization plus interest and other income (expense).

Note 2: Includes transfer volumes to Savona (for plywood production)

INTERIM REPORT TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED MARCH 31, 2005

First Quarter 2005

LETTER TO SHAREHOLDERS

Dear fellow shareholders:

The added production capacity and shipment volume from our Minnesota and Barwick facilities, together with the strong OSB markets, contributed to the significant growth in sales, operating earnings, and income during this quarter. The strength in profitability has positioned the Company well for future expansion and growth opportunities.

Results of Operations

For the three months ended March 31, 2005 the Company generated income before income taxes of $85.2 million compared to a loss before income taxes of $27.1 million in the same period of 2004. Operating earnings in the first quarter of 2005 were up by $17.8 million compared to the first quarter of 2004 primarily as a result of increased production capacity due to the addition of four production facilities in 2004, and the continued strength of the OSB market. Net income increased significantly compared to the first quarter of 2004, from a loss of $19.8 million in 2004 to a net income of $55.1 million in 2005. The increase in net income is attributable to a 19.6% increase in operating earnings and an 85.1% decline in finance expense.

Operating earnings before amortization of capital assets, plus other income (expense) (EBITDA) for the first quarter of 2005 was $133.5 million compared to $104.4 million in 2004.

Sales Revenue

Sales in the first quarter of 2005 were $345.6 million compared to $253.0 million in the preceding quarter and $190.6 million in the first quarter of 2004. The increase in sales is explained primarily by the increase in production capacity due to the acquisition of four production facilities in 2004, and the resulting increase in OSB shipment volume. Compared to the same period in 2004, OSB shipments increased by 122.8%, while the Company’s average OSB sales price declined by 12.9%. OSB sales during the quarter were $318.5 million compared to $164.2 million in 2004, representing an increase of $154.3 million, or 94.0%.

Cash Flow and Financial Position

Cash provided by operations, after changes in non-cash working capital, was $15.1 million for the first quarter of 2005 compared to cash provided by operations, after changes in non-cash working capital of $45.0 million in the first quarter of 2004. The substantial decrease in cash generated from operations is the combined result of seasonal build up of inventories and the increase in accounts receivable due to growth in business activity during the quarter.

Net cash used in financing activities was $0.04 million compared to $176.2 million used in 2004. During the first quarter of 2004 the Company issued US$210.0 million 6.75% senior unsecured notes, and completed a refinancing of its senior secured notes to reduce debt levels in effect at that time, resulting in a net cash outflow of $176.2 million.

During the quarter, the Company invested $13.9 million in capital and other assets, and placed a $36.2 million timber licence deposit for timber licence applications in the Prince George and the Quesnel timber supply areas. The resulting net cash used in investing activities during the quarter was $50.1 million compared to net cash used in investing activities in 2004 of $2.3 million.

At March 31, 2005 the Company had $177.6 million in cash and cash equivalents compared to $212.6 million at December 31, 2004, and $60.6 million at March 31, 2004.

First Quarter 2005

Outlook

Subsequent to March 31, 2005, the Company was successful in securing sufficient additional long-term timber tenure to permit the expansion of the Grande Prairie facility. The Company plans to commence construction of the facility in the second quarter of 2005. This expansion should provide an additional 600 mmsf (3/8” basis) annually of OSB production to the Company.

We are very optimistic that the stable North American economy will continue to support housing starts and home renovations in the near term. Our increased production capacity and planned future expansion at our Grande Prairie facility will allow us to benefit from a larger market share, while developing economies of scale and searching for efficient ways of increasing production at our facilities.

On behalf of the Board of Directors of
Ainsworth Lumber Co. Ltd.

Brian E. Ainsworth
Chairman and Chief Executive Officer

May 11, 2005

Forward-looking statements in this interim report to shareholders relating to the Company’s expectations regarding OSB demand and pricing are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company’s products, future production volumes, efficiencies and operating costs, increases or decreases in the prices of the Company’s products, the Company’s future stability and growth prospects, the Company’s future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

First Quarter 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2005

This management’s discussion and analysis is presented as at May 11, 2005. Additional information relating to the Company, including the Company’s annual information form, is available on SEDAR at www.sedar.com.

Overview

Net income for the three months ended March 31, 2005 was $55.1 million compared to a loss of $19.8 million for the same period in 2004. The increase in profitability is a combined result of a $17.8 million increase in operating earnings, a $100.0 million decrease in finance expense due to a one time refinancing charge of $106.2 million in 2004, being partially offset by a $5.4 million decrease in other income (expense) and a $37.4 million increase in income tax expense.

Operating Earnings for the Quarter Ended March 31
(in millions of Canadian dollars)

Operating earnings for the three months ended March 31, 2005 was $108.8 million compared to $91.0 million for the same period in 2004. The increase in operating earnings of $17.8 million was driven by a 122.8% increase in OSB sales volume being offset by a 12.9% decline in the Company’s average OSB price and a 21.6% increase in the per unit production costs. The acquisition of the Barwick OSB facility in May of 2004, together with the acquisition of the three Minnesota OSB facilities in September of 2004 has resulted in a significant increase in OSB production volume and shipments. For the three months ended March 31, 2005 total sales increased by $154.9 million or 81.3% compared to the same period in 2004, and OSB sales increased by $154.3 million during the same period, from $164.2 million to $318.5 million. The continuing increase in energy prices had a modest impact on operating costs in the first quarter, as the majority of the mills are energy self-sufficient. However, the increase in natural gas and oil prices continued to negatively impact the price of resin. In addition, tightening fibre markets in the North Central and Eastern Canada regions have had a negative impact on fibre pricing.

EBITDA of $133.5 million was generated in the first quarter of 2005, up sharply from $55.5 million in the previous quarter and up over the first quarter of 2004 EBITDA of $104.4 million. The improvement from the fourth quarter was due to resurgent North American OSB pricing. North American OSB markets started the year strong with North Central benchmark OSB prices rising from $315 per msf (7/16” basis) at the start of the year to peak in early March at $403. Wetter than normal weather throughout the US West and US South slowed job site activity causing prices to decrease through March to end the quarter at $360. The North Central price averaged $364 for the quarter compared to $423 and $264 for the first and fourth quarters of 2004, respectively.

First Quarter 2005

Review of Operating Results

Selected Quarterly Information

(in millions, except per share data)	Q1-05	Q4-04	Q3-04	Q2-04	Q1-04	Q4-03	Q3-03	Q2-03

Sales	345.6	253.0	225.2	241.1	190.6	173.6	155.8	106.2
Operating earnings	108.8	27.5	87.4	120.2	91.0	67.4	59.0	12.7
Foreign exchange gain (loss) on long-term debt	(5.9)	46.1	33.5	(0.1)	(5.7)	12.8	(0.7)	33.9
Net income (loss)	55.1	52.4	71.1	71.4	(19.8)	40.9	28.9	27.6
Earnings (loss): $ per share	3.76	3.58	4.85	4.87	(1.36)	2.82	1.99	1.90
EBITDA (1)	133.5	55.5	84.4	133.0	104.4	89.2	67.3	20.2
Cash flow from operations (2)	15.1	60.7	111.8	149.4	45.0	77.8	46.7	31.3
Outstanding shares(3)	14.6	14.6	14.6	14.6	14.7	14.6	14.6	14.6

(1)	EBITDA, a non-GAAP financial measure, represents operating earnings before amortization of capital assets plus other income (expense). We have presented EBITDA as we believe that, in addition to net income (loss). EBITDA provides investors with a basis to evaluate our operating performance and ability to incur and service debt and to fund capital expenditures.

(2)	Cash provided by operations after changes in non-cash working capital.

(3)	At May 11, 2005 the Company had 14,649,140 issued common shares.

Financial Highlights

Sales

Total sales for the three months ended March 31, 2005 were $345.6 million compared to $190.6 million for the same period in 2004. OSB sales represented approximately 92.2% of the Company’s total sales in the first quarter of 2005 compared to 86.1% in the first quarter of 2004.

Total Sales for the Quarter Ended March 31
(in millions of Canadian dollars)

The growth in total sales is a result of the modest capacity additions from existing assets plus the inclusion of shipping volumes from the acquired Barwick and Minnesota OSB facilities.

First Quarter 2005

OSB sales were up by 94.0% compared to the first quarter of 2004, increasing from $164.2 million in 2004 to $318.5 million in the first quarter of 2005. OSB shipment volumes increased by 122.8%, as a result of higher production capacity and continuing strong demand for the product. The Company’s average OSB sales price decreased by 12.9% compared to 2004. This decrease reflects the leveling off of OSB prices as compared to the high prices the market experienced during 2004.

For the Quarter Ended March 31

Total OSB Shipment Volume	Company Average OSB Price
(in million square feet)	($ per msf 3/8”)

Plywood and other revenue are consistent with revenue levels for the same period in 2004, with no significant changes to shipments or market conditions.

Costs and expenses

Cost of products sold in the first quarter of 2005 was $204.5 million compared to $86.2 million in 2004. The $118.3 million or 137.2% increase in costs of products sold is primarily attributable to the increase in OSB shipment volumes of 122.8% over the same period in 2004. The remaining increases result from increased input costs associated with the production of OSB.

OSB cost of products sold in the first quarter of 2005 was $179.5 million compared to $66.3 million during the same period of 2004. The significant increase is explained primarily by the addition of the Barwick OSB facility and the three Minnesota OSB facilities, which have contributed 57.9% of the total OSB shipments in the first quarter of 2005. The Company’s average per unit production cost of OSB has also increased by 21.6%. The increase in natural gas and oil prices had a negative impact on the price of resin, which is a direct material used in the production of OSB. Additional increase in costs resulted from the increase in the price of wax, and higher costs for wood fiber for the Minnesota and Barwick facilities. Plywood and veneer cost of products sold were consistent with the corresponding period in the prior year.

The overall product gross margin has decreased from 54.8% in the first quarter of 2004 to 40.8% in the current quarter. This is due to rising material costs, combined with some decline in product prices from the high prices experienced in early 2004.

Selling and administration expenses were $7.3 million compared to $5.1 million in the first quarter of 2004. The increase in selling and administration costs is a result of the overall increase in business activity in the period.

Amortization of capital assets in the first quarter of 2005 was $25.0 million compared to $8.3 million in 2004. The increase in amortization is primarily due to amortization of the additional capital assets acquired with the Barwick OSB facility together with the addition of the Minnesota OSB facilities.

Finance expense totaled $17.5 million for the quarter, representing a decline of $100.0 million compared to the first quarter of 2004. The significant decline in finance expense is attributable to the refinancing of the Company’s senior secured notes during the first quarter of 2004. This refinancing resulted in a one time financing charge of $106.2 million.

First Quarter 2005

Other income (expense) decreased by $5.4 million compared to the first quarter of 2004. The significant decrease in other income (expense) is attributable to a foreign exchange loss associated with the Company’s working capital, and to US dollar transactions associated with the addition of the Minnesota facilities.

During the quarter, the Company recognized a foreign exchange loss associated with its US-dollar denominated debt of $5.9 million compared to $5.7 million in the same period of 2004. The slight change reflects the movement of the Canadian dollar relative to the US dollar during the first quarter of 2005 compared to 2004.

Income tax expense for the quarter was $30.1 million compared to an income tax recovery of $7.3 million in the first quarter of 2004. The change in tax expense reflects the improved profitability in the first quarter of 2005 compared to a loss for the same period in 2004.

Operating Highlights

OSB production volume increased from 346.3 mmsf in 2004 (3/8” basis) to 808.0 mmsf in 2005, a 133.4% increase. The increase in the OSB production volume reflects the acquisition of the Barwick and the three Minnesota OSB facilities, which represent 57.7% of the production volume in the first quarter of 2005.

Continued improvements in the production process at High Level have yielded a 4.9% increase in production compared to the first quarter of 2004.

Plywood production has remained constant compared to the first quarter of 2004. There have been no significant changes in production capacity or market conditions impacting commodity sheathing plywood and specialty overlaid plywood.

Cash Flow and Liquidity

During the quarter, cash provided by operations, after changes in non-cash working capital, was $15.1 million compared to cash provided by operations in 2004 of $45.0. The substantial decline in cash provided by operations is attributable to an increase in non-cash working capital, due to an increase in accounts receivable and inventories, coupled with a reduction in income taxes payable. The increase in accounts receivable is attributable to increased OSB shipment volume, while inventory has increased due to seasonal build up of log inventories.

Net cash flows used in financing activities were $0.04 million compared to $176.2 million used during the first quarter of 2004. During the first quarter of 2004 the Company issued US$210 million 6.75% senior unsecured notes, and completed a refinancing of its senior secured notes, resulting in a net cash outflow of $176.2 million.

During the quarter, the Company invested $13.8 million in capital and other assets. In addition, the Company made a timber licence deposit of $36.2 million for an application for timber licences in the Prince George and the Quesnel timber supply areas, for approximately 1.4 million m3 of timber per year over a period of fifteen years. The Company was the successful bidder and is currently awaiting government approval of the application. At March 31, 2005 the Ministry of Forests had not granted the licences to the Company. As part of the application for these timber licences, the Company is considering an opportunity to construct an OSB facility in these areas. No commitments to proceed with these plans have been made.

At March 31, 2005 the Company had $177.6 million in cash and cash equivalents compared to $212.6 million at December 31, 2004, and $60.6 million at March 31, 2004. The Company expects to fund its ongoing operations and future capital expenditures from cash generated by operations, its existing credit facilities, and the balance of its cash.

First Quarter 2005

Related Party Transactions

During the quarter, the Company paid $30 thousand to a company owned by officers of the Company for rental charges relating to mobile forestry and transportation equipment. These transactions were conducted on normal commercial terms and prices.

A total of $0.5 million owed by a company controlled by a director of the Company was repaid during the first quarter of 2005.

Critical Accounting Policies

Management has made certain judgments and estimates that affect the reported amounts and other disclosures in our financial statements.

Valuation of inventory. We closely monitor conditions that could impact valuation of inventories or otherwise risk impairment of our assets. Inventories of logs, OSB, specialty plywood, veneer and lumber products are valued at the lower of average cost and net realizable value. We base our estimate of market value on sales orders that exist at balance sheet reporting dates. Prices fluctuate over time and it is probable that market values at the time of eventual sale will differ from our estimates.

Loss contingencies. Our estimates of our loss contingencies for legal proceedings and product warranty claims are based on various judgments and assumptions regarding the potential resolution or disposition of the underlying claims and associated costs.

Valuation of long-lived assets. We review the long-lived assets held and used by us (primarily property, plant, and equipment, construction in progress and timber and logging roads) for impairment. Assessing the appropriate valuation of the affected assets requires us to make judgments, assumptions and estimates. In general, write-downs for impairment are recognized when the book values exceed our estimate of the undiscounted future net cash flows associated with the affected assets. We review the carrying values of our capital assets, including construction in progress, and believe that our reported values are reasonable based on the current circumstances.

Amortization. Amortization of property, plant and equipment is principally based on the units of production method where the cost of equipment is amortized over the estimated units that will be produced during a conservative estimate of its useful life.

Future income taxes. We record future income tax assets including the potential tax benefit of operating loss carry-forwards and future income tax liabilities. The amounts that we record for these assets and liabilities are based upon various judgments, assumptions and estimates, including judgments regarding the tax rates that will be applicable to the future income tax amounts, the likelihood that we will generate sufficient taxable income or gain to utilize future income tax assets. Due to the numerous variables associated with our judgments, assumptions and estimates relating to the valuation of our future income tax assets and liabilities, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainties and, as additional information becomes known, we may change our estimates.

Goodwill. Goodwill and other intangible assets that are deemed to have an indefinite life are not amortized. However, these indefinite life assets are tested for impairment on an annual basis, and otherwise when indicators of impairment are determined to exist, by applying a fair value based test. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgments at many points during the analysis. In testing for potential impairment, the estimated fair value of the reporting unit, as determined based upon cash flow forecasts, is compared to the book value of the reporting unit. The key assumptions in estimating

First Quarter 2005

these cash flows include future production volumes and pricing of commodity products and future estimates of expenses to be incurred. Our assumptions regarding pricing are based upon the average pricing over the commodity cycle due to the inherent volatility of commodity product pricing. These prices are estimated from information gathered from industry research firms, research reports published by investment analysts and other published forecasts. Our estimates of expenses are based upon our long-range internal planning models and our expectation that we will reduce product costs that will offset inflationary impacts.

Due to the numerous variables associated with our judgments and assumptions relating to the valuation of assets in these circumstances, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates of the related impairment charges, if any, are subject to substantial uncertainties and, as additional information becomes known, we may change our estimates significantly.

Pension plans. Most of our Canadian employees and US employees participate in defined benefit pension plans sponsored by the Company. We account for the consequences of our sponsorship of these plans in accordance with accounting principles generally accepted in Canada and the US, which require us to make actuarial assumptions that are used to calculate the related assets, liabilities and expenses recorded in our financial statements. While we believe we have a reasonable basis for these assumptions, which include assumptions regarding long-term rates of return on plan assets, life expectancies, rates of increase in salary levels, rates at which future values should be discounted to determine present values and other matters, the amounts of our pension related assets, liabilities and expenses recorded in our financial statements would differ if we used other assumptions.

Outlook

Subsequent to March 31, 2005, the Company was successful in securing sufficient additional long-term timber tenure to permit the expansion of the Grande Prairie facility. The Company plans to commence construction of the facility in the second quarter of 2005. This expansion should provide an additional 600 mmsf (3/8” basis) annually of OSB production to the Company.

While current OSB prices are lower than the record levels achieved during the early part of 2004, there continues to be considerable strength in the North American homebuilding market. We remain optimistic that the stable mortgage rates and strong economy will continue to support housing starts and home renovations in the near term. With our increased capacity we believe we will continue to benefit from a larger market share, while maintaining our operational focus on improving efficiencies and increasing production at our existing facilities.

First Quarter 2005

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Balance Sheet
(In thousands of dollars)

	March 31	December 31
	2005	2004
	Unaudited	Audited
ASSETS
Current Assets
Cash and cash equivalents	$177,567	$212,624
Timber licence deposits (Note 3)	36,249	—
Accounts receivable, net of allowance for doubtful accounts of $313 (2004 - $320)	77,591	55,034
Inventories	125,300	87,582
Income taxes receivable	9,991	—
Prepaid expenses	7,682	8,349

	434,380	363,589

Capital Assets	922,824	926,204
Other Assets	48,881	47,702
Goodwill	102,970	103,516

	$1,509,055	$1,441,011

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$54,214	$42,973
Accrued liabilities	53,606	60,207
Income taxes payable	—	41,181
Current portion of long-term debt	231	274

	108,051	144,635
Reforestation Obligation	4,874	4,470
Long-term Debt	923,054	916,625
Future Income Taxes	106,622	74,949

	1,142,601	1,140,679

SHAREHOLDERS’ EQUITY
Capital stock	55,827	55,827
Cumulative translation adjustment	(23,235)	(34,237)
Retained earnings	333,862	278,742

	366,454	300,332

	$1,509,055	$1,441,011

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

Approved by the Board:

Catherine Ainsworth	Allen Ainsworth
DIRECTOR	DIRECTOR

First Quarter 2005

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Operations and Retained Earnings
(In thousands of dollars, except per share data) Unaudited

	Three months ended March 31
	2005	2004
Sales (Note 1b)	$345,578	$190,632

Costs and Expenses
Costs of products sold (Note 1b)	204,458	86,218
Selling and administration	7,325	5,116
Amortization of capital assets	24,954	8,314

	236,737	99,648

Operating Earnings	108,841	90,984

Finance Expense
Interest charges	(16,250)	(10,388)
Amortization of finance charges	(1,224)	(861)
Loss on repurchase of long-term debt	—	(106,198)

	(17,474)	(117,447)

Other Income (Expense)	(297)	5,058
Foreign Exchange Loss on Long-term Debt	(5,893)	(5,682)

Income (Loss) Before Income Taxes	85,177	(27,087)
Income Tax Expense (Recovery)	30,057	(7,291)

Net Income (Loss)	55,120	(19,796)
Retained Earnings, Beginning of Period	278,742	118,563

Retained Earnings, End of Period	$333,862	$98,767

Basic and diluted (loss) earnings per share	$3.76	$(1.36)

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

First Quarter 2005

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Cash Flows
(In thousands of dollars) Unaudited

	Three months ended March 31
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (loss)	$55,120	$(19,796)
Amounts not requiring an outlay of cash
Amortization of capital assets	24,954	8,314
Amortization of financing costs	840	472
Amortization of debt discount	380	144
Foreign exchange loss on long-term debt	5,893	5,682
Amortization of consent and commitment fees	4	245
Loss on repurchase of long-term debt	—	106,198
Non-cash stock-based compensation	—	2,640
Gain on disposal of capital assets	—	(11)
Change in non-current reforestation obligation	404	410
Future income taxes	31,677	(7,573)
Change in non-cash operating working capital	(104,184)	(51,738)

Cash (used in) provided by operating activities	15,088	44,987

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of long-term debt	—	281,148
Redemption of long-term debt	—	(451,305)
Financing costs	—	(5,995)
Decrease in capital lease obligations	(43)	(68)

Cash used in financing activities	(43)	(176,220)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to capital assets	(11,986)	(1,765)
Timber licence deposits	(36,249)	—
Increase in other assets	(1,867)	(501)
Proceeds on disposal of capital assets	—	14

Cash used in investing activities	(50,102)	(2,252)

NET CASH OUTFLOW	(35,057)	(133,485)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	212,624	194,054

CASH AND CASH EQUIVALENTS, END OF PERIOD	$177,567	$60,569

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

First Quarter 2005

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month period ended March 31, 2005
(Unaudited)

1.	BASIS OF PRESENTATION

These interim unaudited consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2004. The Company’s accounting policies are in accordance with accounting principles generally accepted in Canada. These accounting policies are consistent with those outlined in the annual audited financial statements. In management’s opinion, these unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

a)	Consolidation

These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries and partnerships which include Ainsworth Engineered Corp., Ainsworth Engineered (USA), LLC, and Ainsworth Engineered Canada LP.

b)	Change in accounting presentation

The Company has presented freight and other distribution costs as part of costs of products sold in the statement of operations and reclassified prior period’s presentation accordingly. Previously these costs were presented as a reduction of sales in accordance with industry practice at the time. This change in accounting presentation was adopted in the second quarter of 2004. The effect of the change was to increase sales and cost of sales by $31.0 million for the three months ended March 31, 2005 (2004 – $15.9 million).

2.	AINSWORTH ENGINEERED CANADA LP

On January 3, 2005 Ainsworth Engineered Canada LP was created under a partnership agreement between Ainsworth Engineered Corp. and Ainsworth Lumber Co. Ltd., to continue the combined Canadian business activities of these companies.

Concurrent with this agreement, the Company authorized 5,000,000 Series 3 non-voting, redeemable, retractable preferred shares and issued 100,000 of these preferred shares to its wholly-owned subsidiary Ainsworth Engineered Corp. No other preferred shares are outstanding at March 31, 2005.

These transactions do not affect the Company’s consolidated borrowings, financial position or earnings.

First Quarter 2005

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month period ended March 31, 2005
(Unaudited)

3.	TIMBER LICENCE DEPOSITS

During the period the Company submitted an application for timber licences in the Prince George Timber Supply Area and the Quesnel Timber Supply Area, covering in aggregate approximately 1.4 million m3 of timber per year. Both licences are for a term of 15 years.

The Company was the successful bidder in both areas and is currently awaiting government approval of each application. At March 31, 2005 the Ministry of Forests had not granted the licences to the Company. Under the application agreements, until such time as the licences are granted, the $36.2 million in deposits will be held in trust.

As part of the applications for the timber licences, the Company is considering an opportunity to construct a timber processing facility in these timber supply areas. No commitments to proceed with these facilities have been made.

4.	SEGMENTED INFORMATION

The Company operates principally in Canada and the United States in one business segment, manufacturing wood panel products.

Sales attributed to countries based on location of customer are as follows:

	Sales
	Three Months ended March 31
	2005	2004
Canada	$30,443	$28,500
United States	306,642	150,632
Europe	3,320	2,400
Asia	5,173	9,100

Total	$345,578	$190,632

Capital assets attributed to the countries based on location are as follows:

	March 31	December 31
	2005	2004
Canada	$426,459	$433,424
United States	496,365	492,780

Total	$922,824	$926,204

First Quarter 2005

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month period ended March 31, 2005
(Unaudited)

5.	BENEFIT PLANS

The expense for the Company’s retirement benefit plans is as follows:

	Three Months ended
	March 31
	2005	2004
Defined Benefit Plans	$687	$336
Contribution to Group RRSP Plans	312	325

Pension Expense	$999	$661

6.	SUBSEQUENT EVENT

Subsequent to March 31, 2005, the Company was successful in securing sufficient additional long-term timber tenure to permit the expansion of the Grande Prairie facility. The Company plans to commence construction of the facility in the second quarter of 2005. This expansion should provide an additional 600 mmsf (3/8” basis) annually of OSB production to the Company.

First Quarter 2005

AINSWORTH LUMBER CO. LTD.
Other Information

	March 31, 2005	December 31, 2004
Selected Balance Sheet Items ($000’s)
Cash	$177,567	$212,624
Working capital	326,329	218,954
Total assets	1,509,055	1,441,011
Total debt	923,285	916,899
Shareholders’ equity	366,454	300,332

		Three Months ended March 31
		2005	2004
Reconciliation of Net Income (Loss) to EBITDA ($000’s)
Net Income (Loss)		$55,120	$(19,796)
Add:	Amortization of capital assets	24,954	8,314
	Finance expense	17,474	117,447
	Income tax expense (recovery)	30,057	(7,291)
	Foreign exchange loss on long-term debt	5,893	5,682

EBITDA {Note 1}		$133,498	$104,356

Product Sales ($000’s)
OSB		$318,531	$164,222
Plywood		23,704	22,805
Veneer		2,351	2,761
Chips		992	844

		$345,578	$190,632

Geographic Sales Distribution ($000’s)
Canada		$30,443	$28,500
USA		306,642	150,632
Europe		3,320	2,400
Asia		5,173	9,100

		$345,578	$190,632

Product Shipment Volumes
OSB	(msf-3/8”)	805,593	361,571
Plywood	(msf-3/8”)	36,400	34,835
Veneer	(msf-3/8”)	10,599	10,701
Chips	(BDUs)	11,637	9,721

Production Volumes
OSB	(msf-3/8”)	808,024	346,271
Plywood	(msf-3/8”)	37,454	37,500
Veneer	(msf-3/8”){Note 2}	94,871	50,099
Chips	(BDUs)	11,637	9,721

Note 1: EBITDA, a non-GAAP financial measure, is defined as operating earnings before amortization plus interest and other income (expense).

Note 2: Includes transfer volumes to Savona (for plywood production)

First Quarter 2005

About Ainsworth

Ainsworth Lumber Co. Ltd. has operated as a forest products company in Western Canada for over 50 years. The company’s facilities have a total annual capacity of 2.8 billion square feet – 3/8” of oriented strand board (OSB), 155 million square feet – 3/8” of specialty overlaid plywood, and 65 million board feet of lumber. In Alberta, the company’s operations include an OSB plant at Grande Prairie and a one-half interest in the Footner OSB plant at High Level. In B.C., the company’s operations include an OSB plant at 100 Mile House, a veneer plant at Lillooet, a plywood plant at Savona and finger-joined lumber plant at Abbotsford. In Ontario, the company’s operations include an OSB plant at Barwick. In Minnesota, the company’s operations include OSB plants in Bemidji, Cook and Grand Rapids.

Ainsworth Lumber Co. Ltd. Suite 3194, Bentall 4 P.O. Box 49307 1055 Dunsmuir Street Vancouver, B.C. V7X 1L3 Telephone: 604-661-3200

Investor Relations Contact:

Robert Allen Chief Financial Officer Telephone: 604-661-3200 Facsimile: 604-661-3201 E-mail: robert.allen@ainsworth.ca

Or

Bruce Rose General Manager, Corporate Planning Telephone: 604-661-3200 Facsimile: 604-661-3201 E-mail: bruce.rose@ainsworth.ca

Or

Robb Pelwecki Manager, Corporate Reporting Telephone: 604-661-3200 Facsimile: 604-661-3201 E-mail: robb.pelwecki@ainsworth.ca

Common shares of Ainsworth Lumber Co. Ltd. are traded on the Toronto Stock Exchange under the symbol: ANS

Visit our web-site: www.ainsworth.ca

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2005

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer